EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

Board of Directors

The Travelers Companies, Inc.:

We consent to the use of our reports dated February 18, 2010, with respect to the consolidated balance sheet of The Travelers Companies, Inc. (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of the Company incorporated herein by reference.

Our reports refer to a change in the Company’s method of accounting for other-than-temporary impairments of debt securities as of April 1, 2009 due to the adoption of new FASB guidance.

/s/ KPMG LLP
KPMG LLP

Minneapolis, Minnesota

February 18, 2010